UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             -----------------------

                              ECLIPSYS CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    278856109
                                 (CUSIP Number)

                                 WILLIAM E. FORD
                               DAVID A. ROSENSTEIN
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             -----------------------

                                 AUGUST 12, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

278856109                                                     PAGE 2 OF 16 PAGES


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners, LLC

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        6,855,255
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          6,855,255

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,855,255

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          35.0%

14        TYPE OF REPORTING PERSON

          OO

                                  SCHEDULE 13D

278856109                                                     PAGE 3 OF 16 PAGES


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners 28, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        6,855,255
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          6,855,255

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,855,255

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          35.0%

14        TYPE OF REPORTING PERSON

          PN

                                  SCHEDULE 13D

278856109                                                     PAGE 4 OF 16 PAGES


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners 38, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        6,855,255
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          6,855,255

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,855,255

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          35.0%

14        TYPE OF REPORTING PERSON

          PN

                                  SCHEDULE 13D

278856109                                                     PAGE 5 OF 16 PAGES


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners 47, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        6,855,255
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          6,855,255

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,855,255

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          35.0%

14        TYPE OF REPORTING PERSON

          PN

                                  SCHEDULE 13D

278856109                                                     PAGE 6 OF 16 PAGES


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners 48, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        6,855,255
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          6,855,255

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,855,255

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          35.0%

14        TYPE OF REPORTING PERSON

          PN

                                  SCHEDULE 13D

278856109                                                     PAGE 7 OF 16 PAGES


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GAP Coinvestment Partners, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        6,855,255
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          6,855,255

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,855,255

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          35.0%

14        TYPE OF REPORTING PERSON

          PN

278856109                                                     PAGE 8 OF 16 PAGES

Item 1.  Security and Issuer.

         The title of the class of equity securities of Eclipsys Corporation, a Delaware corporation (the "Company"), to which this statement relates is the Company's Common Stock, par value $.01 per share (the "Common Stock"). The address of the principal executive office of the Company is 777 East Atlantic Avenue, Suite 200, Delray Beach, FL 33483.

Item 2.  Identity and Background.

         This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. The members of the group are General Atlantic Partners, LLC, a Delaware limited liability company ("GAP"), General Atlantic Partners 28, L.P., a Delaware limited partnership ("GAP 28"), General Atlantic Partners 38, L.P., a Delaware limited partnership ("GAP 38"), General Atlantic Partners 47, L.P., a Delaware limited partnership ("GAP 47"), General Atlantic Partners 48, L.P., a Delaware limited partnership ("GAP 48"), and GAP Coinvestment Partners, L.P., a New York limited partnership ("GAPCO" and, collectively with GAP 28, GAP 38, GAP 47 and GAP 48, the "Reporting Persons"), all of which are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The general partner of each of GAP 28, GAP 38, GAP 47 and GAP 48 is GAP. The managing members of GAP are Steven A. Denning, Peter L. Bloom, David C. Hodgson, Stephen P. Reynolds, J. Michael Cline, William O. Grabe, William E. Ford and Franchon M. Smithson (collectively, the "GAP Managing Members"). The GAP

278856109                                                     PAGE 9 OF 16 PAGES

Managing Members are also the general partners of GAPCO. The business address of each of the GAP Managing Members is 3 Pickwick Plaza, Greenwich, Connecticut 06830, and the present principal occupation or employment of each of the GAP Managing Members is as a managing member of GAP. Each of the GAP Managing Members is a citizen of the United States.

         None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         This statement is being filed as a result of recent purchases of shares of Common Stock, as described in Item 5(c), which were acquired for the aggregate purchase price of $9,000,000 and the source of which was contributions from the partners of GAP 48 and GAPCO.

Item 4.  Purpose of Transaction.

         The Reporting Persons acquired the shares of Common Stock for investment purposes. From time to time the Reporting Persons may acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock owned by them. None of the Reporting Persons have any other plans which relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4.

278856109                                                    PAGE 10 OF 16 PAGES

Item 5.  Interest in Securities of the Issuer.

         (a) As of the date hereof, GAP, GAP 28, GAP 38, GAP 47, GAP 48 and GAPCO each own of record no shares of Common Stock, 1,052,661 shares of Common Stock, 3,768,830 shares of Common Stock, 504,674 shares of Common Stock, 403,883 shares of Common Stock and 1,125,207 shares of Common Stock, respectively, or 0%, 5.4%, 19.2%, 2.6%, 2.1% and 5.7%, respectively, of the Company's issued and outstanding shares of Common Stock.

         By virtue of the fact that the GAP Managing Members are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO, and that GAP is the general partner of GAP 28, GAP 38, GAP 47 and GAP 48, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each owns of record. Accordingly, as of August 12, 1998, each of the Reporting Persons may be deemed to own beneficially an aggregate of 6,855,255 shares of Common Stock or 35.0% of the Company's issued and outstanding shares of Common Stock.

         (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 6,855,255 shares of Common Stock that may be deemed to be owned beneficially by each of them.

         (c) Immediately prior to the closing of the Company's initial public offering on August 12, 1998, GAP 28, GAP 38, GAP 47 and GAPCO owned of record 1,052,661, 3,768,830, 504,674 and 929,090 shares, respectively, of Common Stock.
Upon the closing of the Company's initial public offering on August 12, 1998,
(i) GAP 48 purchased 403,883 shares of Common Stock that were offered in the initial public offering

278856109                                                    PAGE 11 OF 16 PAGES

for $15 per share, for an aggregate purchase price of $6,058,245 and (ii) GAPCO purchased 196,117 shares of Common Stock that were offered in the initial public offering for $15 per share, for an aggregate purchase price of $2,941,755.

         (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

         (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Issuer.

         As noted above, the GAP Managing Members are authorized and empowered to vote and dispose of the securities held by GAPCO, and GAP is authorized and empowered to vote the dispose of the securities held by GAP 28, GAP 38, GAP 47 and GAP 48. Accordingly, GAP and the GAP Managing Members may, from time, consult among themselves and coordinate the voting and disposition of the Company's shares of Common Stock as well as such other action taken on behalf of the Reporting Persons with respect to the Company's shares of Common Stock as they deem to be in the collective interest of the Reporting Persons.

         Pursuant to a letter agreement, dated January 24, 1997, attached to this Schedule 13D as Exhibit 4, entered into at the closing (the "Closing") of the transactions contemplated by the Agreement of Merger, dated January 24, 1997, among ALLTEL Information Services, Inc. ("ALLTEL"), ALLTEL Healthcare Information Services, Inc., the Company and Eclipsys Solutions Corp., GAP 28, GAP 38 and GAPCO agreed to grant to ALLTEL options to purchase an aggregate of 70,699 shares of Series D Convertible

278856109                                                    PAGE 12 OF 16 PAGES

Preferred Stock (which converted into shares of Common Stock upon the closing of the initial public offering) at an exercise price of $.01 per share and pursuant to option agreements entered into after the Closing by each of GAP 38 and GAPCO, which are attached to this Schedule 13D as Exhibits 5 and 6. 60,236 shares of Common Stock held by GAP 38 and 10,463 shares of Common Stock held by GAPCO are subject to the options granted to ALLTEL; provided, however, that ALLTEL may only exercise the options if either or both of First Union Corporation ("First Union") or BT Investment Partners, Inc. ("BT") exercises its warrants to purchase 601,771 shares (in the case of First Union) or 361,062 shares (in the case of BT) of non-voting common stock of the Company, in which case ALLTEL may exercise the options to purchase on an aggregate basis one share of Common Stock for each approximately 6.67 shares of non-voting common stock issued pursuant to such warrants.

Item 7.  Materials to be Filed as Exhibits.

         Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

         Exhibit 2: Power of Attorney dated July 15, 1998 appointing Thomas J. Murphy Attorney-In -Fact for GAP.

         Exhibit 3: Power of Attorney dated July 15, 1998 appointing Thomas J. Murphy Attorney-In-Fact for GAPCO.

         Exhibit 4: Letter Agreement dated January 24, 1997 by and among Harvey J. Wilson, Wilfam Ltd., GAP 28, GAP 38, GAPCO and ALLTEL.

         Exhibit 5: Eclipsys Option Agreement dated as of March 13, 1998 between GAP 38, ALLTEL and the Company.

         Exhibit 6: Eclipsys Option Agreement dated as of March 13, 1998 between GAPCO, ALLTEL and the Company.

278856109                                                    PAGE 13 OF 16 PAGES


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 21, 1998.

GENERAL ATLANTIC PARTNERS, LLC             GENERAL ATLANTIC PARTNERS 47, L.P.

                                           By: General Atlantic Partners, LLC,
By: /s/ Thomas J. Murphy                       Its general partner
------------------------
Name:  Thomas J. Murphy
Title: Attorney-In-Fact                    By: /s/ Thomas J. Murphy
                                           ------------------------
                                           Name:  Thomas J. Murphy
                                           Title: Attorney-In-Fact

GENERAL ATLANTIC PARTNERS 28, L.P.         GENERAL ATLANTIC PARTNERS 48, L.P.

By: General Atlantic Partners, LLC,        By: General Atlantic Partners, LLC,
    Its general partner                        Its general partner


By: /s/ Thomas J. Murphy                   By: /s/ Thomas J. Murphy
------------------------                   ------------------------
Name:  Thomas J. Murphy                    Name:  Thomas J. Murphy
Title: Attorney-In-Fact                    Title: Attorney-In-Fact

GENERAL ATLANTIC PARTNERS 38, L.P.         GAP COINVESTMENT PARTNERS, L.P.

By: General Atlantic Partners, LLC,
    Its general partner                    By: /s/ Thomas J. Murphy
                                           ------------------------
                                           Name:  Thomas J. Murphy
By: /s/ Thomas J. Murphy                   Title: Attorney-In-Fact
------------------------
Name:  Thomas J. Murphy
Title: Attorney-In-Fact